Exhibit 1

British American Tobacco p.l.c.
21 March 2022

BAT Announces Management Board Change

Marina Bellini, Director, Digital and Information will step down from the Management Board on 31 March 2022 and will leave BAT on 31 July 2022 to pursue new opportunities.

Javed Iqbal, currently Area Director, Middle East South Asia, will succeed Marina as Director, Digital and Information and will be appointed to the Management Board effective 1 April 2022.

Commenting on the changes, Chief Executive, Jack Bowles, said:

“I would like to thank Marina for the significant contribution she has made to our Digital and Information function. She has been key in supporting the Group’s transformation by unlocking commercial value across the global organisation and connecting information and data to create a digitally agile business.

Marina has also successfully established a strong pipeline of digital expertise through talent development and embedding digital as a key enabler for our ‘A Better Tomorrow’ strategy.

I am delighted to welcome Javed to the Management Board. As BAT enters a phase of accelerated delivery he is very well positioned to lead the Digital and Information function. He has extensive experience in leading strategic change across multiple geographies, including systems and process transformation.

His finance and technology background and extensive commercial knowledge, supported by his appetite for change and capacity to build high performing teams, will ensure the next chapter of our digital journey is in safe hands. I would like to wish him the very best in his new role.”

Enquiries:

British American Tobacco Press Office
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British American Tobacco Investor Relations

Mike Nightingale / Victoria Buxton / William Houston / John Harney
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